UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 2)

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

SoundBite Communications, Inc.

(Name of Subject Company)

SoundBite Communications, Inc.

(Name of Person Filing Statement)

Common stock, $0.001 par value per share

(Title of Class of Securities)

836091108

(CUSIP Number of Class of Securities)

James A. Milton

President and Chief Executive Officer

SoundBite Communications, Inc.

22 Crosby Drive

Bedford, Massachusetts 01730

(781) 897-2500

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Mark L. Johnson, Esq.

K&L Gates LLP

One Lincoln Street

Boston, Massachusetts 02111

(617) 261-3100

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended and supplemented from time to time, the “Statement”) originally filed with the Securities and Exchange Commission (the “SEC”) by SoundBite Communications, Inc., a Delaware corporation (the “Company” or “SoundBite”), on June 4, 2013. The Statement relates to the tender offer by Sonar Merger Sub Inc., a Delaware corporation (“Purchaser”), and a direct, wholly owned subsidiary of Genesys Telecommunications Laboratories, Inc., a California corporation (“Parent”), to purchase all outstanding shares of common stock, par value $0.001 per share, of the Company (the “Shares”) at a purchase price of $5.00 per Share, net to the seller in cash, without interest and less taxes required to be withheld, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 4, 2013, and in the related Letter of Transmittal, copies of which are attached to the Tender Offer Statement on Schedule TO filed by Parent and Purchaser with the SEC on June 4, 2013.

Except as otherwise set forth below, the information set forth in the original Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

Item 8.	Additional Information.

Item 8, “Additional Information,” is hereby amended and supplemented by:

Adding the following sub-section captioned “Legal Proceedings” to page 37 of the Statement:

“(h) Legal Proceedings

On June 17, 2013, Stephen Gravener, a purported stockholder of the Company, filed a putative class action complaint in the Superior Court Department of the Trial Court of Middlesex County, Massachusetts, against the individual members of the Board, the Company, Parent and Purchaser, captioned Gravener v. SoundBite Communications, Inc., et al., Civil Action No. 13-2273, challenging the proposed transaction (the “Gravener Action”). Plaintiff Gravener’s class action complaint generally alleges, among other things, that the individual members of the Board breached their fiduciary duties owed to the public stockholders of the Company by failing to maximize the consideration available to the Company’s stockholders, and that Parent and Purchaser aided and abetted such breaches of fiduciary duties. In addition, the complaint alleges that the proposed transaction favors Company insiders to the detriment of the Company’s stockholders and that certain provisions of the Merger Agreement improperly favor Purchaser and impede a potential alternative transaction. The complaint also alleges that the Schedule 14D-9 filed by the Company on June 4, 2013 omits certain material information. The complaint generally seeks, among other things, injunctive relief prohibiting the defendants from consummating the proposed transaction, rescission, to the extent already implemented, of the proposed transaction and other forms of relief.

The summary and description is qualified in its entirety by reference to the class action complaint filed in the Gravener Action, which has been filed as Exhibit (a)(9) to this Statement, and is incorporated herein by reference.”

Item 9.	Exhibits

Item 9, “Exhibits,” is hereby amended and supplemented by inserting the following exhibit thereto:

Exhibit No.	Description

(a)(9)	Class Action Complaint, dated June 17, 2013 (Gravener v. SoundBite Communications, et al.).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SOUNDBITE COMMUNICATIONS, INC.

By:	/s/ Robert C. Leahy
Robert C. Leahy Chief Operating Officer, Chief Financial Officer and Treasurer

Dated: June 18, 2013